Mail Stop 7010
      July 22, 2005

By U.S. Mail and Facsimile

Mr. John J. Dolan
Executive Vice President and Chief Financial Officer
First Commonwealth Financial Corporation
22 North Sixth Street
Indiana, PA 15701

Re:	First Commonwealth Financial Corporation
	Form 10-K for the Fiscal Year Ended December 31, 2004
	Form 10-Q for the Fiscal Quarter Ended March 31, 2005
      	File No.  001-11138

Dear Mr. Dolan:

      We have reviewed your filings and have the following comment.
Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2004

Item 9A - Controls and Procedures

1. We note your statement that "the Corporation carried out an evaluation, under the supervision and with the participation of the
Corporation`s management, including the Chief Executive Officer and the Chief Financial Officer, of the effectiveness of the design and operation of the Corporation`s disclosure controls and procedures as of the end of the period covered by this report pursuant to Exchange
Act Rule 13a-15." It does not appear that your certifying officers have reached a conclusion that your disclosure controls are effective for both the fiscal year ended December 31, 2004 and the fiscal quarter ended March 31, 2005. Please amend your Form 10-K and Form
10-Q for the respective aforementioned periods to address your officers` conclusions regarding the effectiveness of your disclosure controls and procedures. See Exchange Act Rule 13a-15(e) for guidance.

*	*	*

      Please respond to this comment within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your response to our comment and provides any requested information. Detailed letters greatly facilitate our review. Please file your response on EDGAR as a correspondence file.
Please understand that we may have additional comments after reviewing your response to our comment.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in their filings;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.


If you have any questions regarding these comments, you may contact
Dale Welcome, Staff Accountant, at (202) 551-3865, or, in his absence, to the undersigned at (202) 551-3768.


      Sincerely,



      John Cash
								Accounting Branch Chief


??

??

??

??

Mr. John J. Dolan
First Commonwealth Financial Corporation
July 22, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE